UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): December 30, 2021

MDH ACQUISITION CORP.

(Exact name of registrant as specified in its charter)

Delaware	001-39967	85-1936285
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

660 N. Carroll Ave., Suite 100

South Lake, TX 76092

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (415) 968-4444

Not Applicable

(Former name or former address, if changed since last report)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock and one-half of one redeemable warrant	MDH.U	The New York Stock Exchange
Class A common stock, par value $0.0001 per share	MDH	The New York Stock Exchange
Redeemable warrants, each warrant exercisable for one share of Class A common stock, each at an exercise price of $11.50 per share	MDH.WS	The New York Stock Exchange

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01.	Entry into a Material Definitive Agreement.

As previously disclosed, on July 21, 2021, MDH Acquisition Corp., a Delaware corporation (“MDH”), entered into a Business Combination Agreement (the “Business Combination Agreement”) by and among MDH, Paylink Holdings Inc., a Delaware corporation (“Blocker”), Normandy Holdco LLC, a Delaware limited liability company (“Blocker Owner”), Olive Ventures Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Blocker (“PubCo”), Milestone Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of PubCo (“Milestone Merger Sub”), MDH Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of PubCo (“MDH Merger Sub”), CF OMS LLC, a Delaware limited liability company (“CF OMS”), and OP Group Holdings, LLC, a Delaware limited liability company (“OP Group”), in connection with the proposed business combination transaction (the “Proposed Transaction”) contemplated by the Business Combination Agreement.

On December 30, 2021, MDH, OP Group, PubCo, Blocker, Blocker Owner, Milestone Merger Sub, MDH Merger Sub and CF OMS entered into an amendment (the “Amendment”) to the Business Combination Agreement to extend the “Outside Date” under the Merger Agreement from December 31, 2021, to March 31, 2022.

The foregoing description of the Amendment is not complete and is subject to and qualified in its entirety by reference to the Amendment, a copy of which is filed with this Current Report on Form 8-K as Exhibit 2.1, and the terms of which are incorporated by reference herein.

Important Information About the Proposed Transaction and Where to Find It

In connection with the Business Combination, PubCo filed a registration statement on Form S-4 (File No. 333-258688), which includes a preliminary proxy statement of MDH and a prospectus of PubCo (as amended, the “Form S-4”) with the Securities and Exchange Commission (the “SEC”). Additionally, MDH and PubCo filed and will file other relevant materials with the SEC in connection with the Business Combination. Security holders of MDH are urged to read the Form S-4, and the other relevant materials before making any voting decision with respect to the proposed Business Combination because they contain important information about the Business Combination and the parties to the Business Combination. Copies may be obtained free of charge at the SEC’s website at www.sec.gov or by submitting a written request to MDH Acquisition Corp., 600 N. Carroll Ave., Suite 100, Southlake, TX 76092.

Participants in the Solicitation

MDH and its directors and executive officers may be deemed participants in the solicitation of proxies from MDH’s stockholders with respect to the proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in MDH is contained in MDH’s final prospectus related to its initial public offering dated February 1, 2021, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to MDH Acquisition Corp., 600 N. Carroll Ave., Suite 100, Southlake, TX 76092. Additional information regarding the interests of such participants is set forth in the Form S-4 for the proposed Business Combination.

PubCo, OP Group and OP Group’s subsidiaries (collectively, the “Company”) and the Company’s directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of MDH in connection with the proposed Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed Business Combination is set forth in the proxy statement/prospectus for the proposed Business Combination.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of such state or jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Forward-Looking Statements

Certain statements in this communication may be considered forward-looking statements. Forward-looking statements generally relate to future events of MDH , or the future financial or operating performance of PubCo and OP Group. For example, projections of future Adjusted EBITDA and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by MDH and its management, and the Company and its management, as the case may be, are inherently uncertain. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of negotiations and any subsequent definitive agreements with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against MDH, the combined company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of MDH, to obtain financing to complete the Business Combination or to satisfy other conditions to closing; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet stock exchange listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of the Company as a result of the announcement and consummation of the Business Combination; (7) the ability of the Company to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that the Company or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) the Company’s estimates of expenses and profitability; and (12) other risks and uncertainties set forth in the section entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in MDH’s periodic filings with the SEC, including MDH’s final prospectus relating to its initial public offering dated February 1, 2021 and in the Form S-4 (as defined above) filed by PubCo. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither MDH nor the Company undertakes any duty to update these forward-looking statements.

Item 9.01.	Financial Statements and Exhibits.

(d) Exhibits

Exhibit No.	Description
2.1	Amendment No. 1 to the Business Combination Agreement, dated as of December 30, 2021, by and among MDH Acquisition Corp., Paylink Holdings Inc., Normandy Holdco LLC, Olive Ventures Holdings, Inc., Milestone Merger Sub Inc., MDH Merger Sub Inc., CF OMS LLC, and OP Group Holdings, LLC.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

MDH ACQUISITION CORP.

	By:	/s/ Beau Blair
Name: Beau Blair
Title: Chief Executive Officer

Dated: December 30, 2021

Exhibit 2.1

Execution Version

AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT

This AMENDMENT NO. 1 TO BUSINESS COMBINATION AGREEMENT (this “Amendment”) is dated as of December 30, 2021, by and among (i) MDH Acquisition Corp., a Delaware corporation (“MDH”), (ii) Paylink Holdings Inc., a Delaware corporation (“Blocker”), (iii) Normandy Holdco LLC, a Delaware limited liability company (“Blocker Owner”), (iv) Olive Ventures Holdings, Inc., a Delaware corporation and wholly-owned subsidiary of Blocker (“PubCo”), (v) Milestone Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of PubCo (“Milestone Merger Sub”), (vi) MDH Merger Sub Inc., a Delaware corporation and wholly-owned subsidiary of PubCo (“MDH Merger Sub”), (vii) CF OMS LLC, a Delaware limited liability company (“CF OMS”), and (viii) OP Group Holdings, LLC, a Delaware limited liability company (the “Company”). Each of MDH, Blocker, Blocker Owner, PubCo, Milestone Merger Sub, MDH Merger Sub, CF OMS and the Company is also referred to herein as a “Party” and, collectively, as the “Parties.”

This Amendment is entered into by the Parties in accordance with Section 14.1 (Amendment and Waiver) of the Business Combination Agreement, dated as of July 21, 2021, by and among the Parties (as may be amended, supplemented or otherwise modified from time to time, the “Business Combination Agreement”). Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Business Combination Agreement.

Subject to and upon the terms and conditions set forth herein, the Business Combination Agreement is hereby amended effective from and after the date hereof.

NOW, THEREFORE, in consideration of the premises and of the mutual covenants and agreements contained in this Amendment, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties, intending to be legally bound, hereby agree as follows:

1.              Section 13.1(c). Section 13.1(c) of the Business Combination Agreement is hereby amended and restated in its entirety as follows:

“(c) by either the Company or MDH by written notice to the other if the consummation of the Transactions shall not have occurred on or before March 31, 2022 (the “Outside Date”); provided that the right to terminate this Agreement under this Section 13.1(c) shall not be available to any Party then in material breach of its representations, warranties, covenants or agreements under this Agreement;”

2.             Amended Agreement. Each reference to “this Agreement,” “herein,” “hereto,” “hereof,” “hereunder” and words of similar import set forth in the Business Combination Agreement and each reference to the Business Combination Agreement in any other agreement, document or other instrument shall, in each case, refer to the Business Combination Agreement as modified by this Amendment. Except as specifically set forth in this Amendment, the Business Combination Agreement shall remain unaltered and in full force and effect and the respective terms, conditions or covenants thereof are hereby in all respects confirmed.

3.          Conflict. The Parties agree and acknowledge that to the extent any terms, conditions or provisions of this Amendment are in any way inconsistent with or in conflict with any term, condition or provision of the Business Combination Agreement, this Amendment shall govern and control.

4.          General Provisions; Incorporation by Reference. Section 14.3 (Assignment), Section 14.4 (Severability), Section 14.7 (Governing Law; Waiver of Jury Trial; Jurisdiction), Section 14.10 (Counterparts; Electronic Delivery) and Section 14.12 (No Third-Party Beneficiaries) of the Business Combination Agreement are hereby incorporated by reference into this Amendment mutatis mutandis.

[Remainder of Page Intentionally Left Blank]

IN WITNESS WHEREOF, the Parties have executed this Amendment as of the date first written above.

MDH:

MDH ACQUISITION CORP.

By:	/s/ Beau Blair
Name: Beau Blair
Title: Chief Executive Officer

[Signature Page – Amendment No. 1 to Business Combination Agreement]

BLOCKER:

PAYLINK HOLDINGS INC.

By:	/s/ Rebecca Howard
Name: Rebecca Howard
Title: Chief Executive Officer

[Signature Page – Amendment No. 1 to Business Combination Agreement]

BLOCKER OWNER:

NORMANDY HOLDCO LLC

By:	/s/ John Shoemaker
Name: John Shoemaker
Title: Authorized Signatory

[Signature Page – Amendment No. 1 to Business Combination Agreement]

PUBCO:

OLIVE VENTURES HOLDINGS, INC.

By:	/s/ Rebecca Howard
Name: Rebecca Howard
Title: President and Chief Executive Officer

MILESTONE MERGER SUB:

MILESTONE MERGER SUB INC.

By:	/s/ Rebecca Howard
Name: Rebecca Howard
Title: President and Chief Executive Officer

MDH MERGER SUB

MDH MERGER SUB INC.

By:	/s/ Rebecca Howard
Name: Rebecca Howard
Title: President and Chief Executive Officer

COMPANY:

OP GROUP HOLDINGS, LLC

By:	/s/ Rebecca Howard
Name: Rebecca Howard
Title: Chief Executive Officer

[Signature Page – Amendment No. 1 to Business Combination Agreement]

CF OMS:

CF OMS LLC

By:	/s/ William Covino
Name: William Covino
Title: Chief Financial Officer

[Signature Page – Amendment No. 1 to Business Combination Agreement]